Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp IX (File No. 001-42041)

On Monday, January 26, 2026, David Liu and Tim Daly, co-founders of Plus Automation, Inc. (“Plus”) participated in a webcast with Nicholas Montgomery of Unusual Whales. The following is a transcript of the webcast:

Nicholas Montgomery:
Welcome everybody today to our space where we'll be talking about the future of autonomous trucking, an area where AI meets the real economy. And today we are sponsored by PlusAI. A little bit of a foreword before we dive in. Freight kind of underpins almost everything we buy, yet the industry still faces some rising costs, driver shortages, and efficiency limits that haven't really moved much in decades. Autonomous technology is now being tested on real highways, moving real freight, and getting closer to commercial reality. So today we'll be digging into what's working, what's still kind of hard, and what the road ahead actually looks like. To that end, I'm joined by two co-founders of PlusAI to walk through where they see autonomous trucking headed next. First off, joining us is David Liu, the CEO and co-founder of PlusAI, with a background that blends deep technical training and startup experience, including his PhD in electrical engineering from Stanford. He leads the company's strategy and commercialization efforts as autonomous trucking moves forward towards scale. Welcome, thanks for sponsoring and joining us, David.

David Liu:
Thank you for having us, Nicholas.

Nicholas Montgomery:
Next, we have also Tim Daly, the chief architect and co-founder of PlusAI, bringing more than two decades of experience in AI and large-scale systems. He leads the technical development of PlusAI's autonomy platform, and he's focused on making real-world, highway-ready, self-driving technology work reliably. Welcome, and also thank you for coming, Tim.

Tim Daly:

Hey, thanks a bunch. Good morning to you.

Nicholas Montgomery:

Good morning to you as well. And again, sorry for the technical issues as we started up here, but I want to dive right in. And either David or Tim, whichever of you feel froggy and wants to jump on the mic for us today, can you give us a little bit of a backdrop to start on what PlusAI is, and kind of what ends you're working toward?

David Liu:
Sure, happy to take a start on that. So, we founded PlusAI back in 2016, so it's about 10 years ago, with a mission to apply AI technology to transform how transportation is done. We see transportation and logistics to be one of the most crucial, important industries. We have, you know, most of the things that we consume and use today, about 70% of all goods are moved by heavy trucks, and the heavy trucking industry is facing a lot of challenges, and the self-driving technology will make a profound impact on making transportation safer and more efficient.

Nicholas Montgomery:
Thank you, David. So, kind of to that end, what would you say truly differentiates PlusAI from other trucking companies in the space, when you kind of strip away marketing language in general? What sets PlusAI aside?

David Liu:
What really differentiates us is that on technology, we have something that works, and on distribution commercialization, we've secured some of the largest global truck manufacturers to help us deploy the technology onto, you know, eventually tens of thousands and more trucks, and to have a truly transformed impact on industry. And also, we have a high capital-efficient model to really scale the deployment of our technology. So, I think on those three fronts, technology, distribution, as well as our business model, we stand out as a leader in the autonomous trucking industry.

Nicholas Montgomery:
Love to hear it, David. So, actually, I want to pivot here real quick to you, Tim. One of the general concerns people tend to have in this sector, and with all autonomous driving and automated systems like this, is that of safety. Can you kind of walk us through some of the safety architecture, like sensor redundancy, braking systems, any fallback mechanisms that PlusAI kind of implements to maintain that safety?

Tim Daly:
Yeah, for sure. You have to be patient with me. It's early on programmer time. I can relate entirely. So, the number one thing, I think, that safety is about having a structured safety case. So, and basically, you slice and dice the world into a bunch of different dimensions. And you say, okay, what if it's raining, and it's dense traffic, and, you know, and I have a fault in one of my sensors, and so on, and so on. And those dimensions, they form little buckets you have to fill with evidence, so that you know that your system will be safe, right? And you can get that evidence from driving out on the road, also from running simulations, and sometimes from a structured argument. So, that's where we get our safety case ready, this metric, and that's the overarching strategy to make the system safe. But some of the things that we do, I think, better than others in our industry include the way we do sensing. So, we make sure that we always have triple coverage. So, we have imaging radar, we have FMCW LiDAR, so that's a LiDAR that gets velocity information, not just position information, as well as the cameras, all the way around the truck. So, we have, you know, if you look at, you know, why Tesla maybe faces some headwinds with FSD, part of it is that, you know, strict camera-only approach just makes it way harder. And we want to have a big safety margin, so we invest a little more in sensing. And another thing that we've done to make our system the safest autonomous trucking system is we've got the best data set. So, we, since the beginning of the company, we knew that the data set would differentiate us. So, we've been careful to make sure that people use our trucks commercially, we've had a huge deployment in Amazon's fleet, for example, and they've been using our trucks commercially for years. We've collected over 7 million miles of real data. We've got data from Australia, Japan, all over Europe, all kinds of weather, stuff that the other companies don't have. And that lets us test our system in more extreme conditions, even than it's meant to operate in, which helps make it safe too.

Nicholas Montgomery:
You've kind of tested the whole shebang there then, kind of every weather condition, the different geographies as well, I know you mentioned Australia. Is there any other kind of road testing that you guys have planned out to further stress test that?

Tim Daly:
Well, we do also closed course testing. So, some of it is kind of fun. I did a stunt where a guy jumps through open-sided trailers as two of our autonomous trucks cross in front of each other.

Nicholas Montgomery:
It's pretty cool.

Tim Daly:
Yeah, because the autonomy system was the only way to make it safe enough to do that. It was less than a one second window for him to jump through. But more seriously, what we'll do is go out to a closed course and we do fault injection. We actually wire up a bunch of stuff in the truck that allows us to artificially break parts of it. We'll have a truck with nobody in it running in loops on a closed course and say, okay, now we're going to set fire to the main computer. We're going to blind you, no front cameras, and the truck has to safely stop. It's just proving to yourself that that's going to work if it ever comes up.

Nicholas Montgomery:
I do like to hear that because one of the concerns also that I've read a lot about, again, I'm pretty ignorant to the sector as a whole, so I'm really happy to have you both here giving your expert feedback on what you're working on. But one of those concerns is what happens if the truck's blinded? What happens if the computer's compromised? Do you guys have security safety measures for any bugs that might be introduced into the sector at all? Things like that from more of a CyberSec safety perspective.

Tim Daly:
Yeah, absolutely. Obviously, cybersecurity is very important. You wouldn't want some bad actor. You don't need Kim Jong Un getting control of all the autonomous trucks in America. That would be bad news. We have state-of-the-art security for the communications with the trucks. But the most important thing is that the truck itself has to be safe no matter what happens, right? So if there's some solar storm and all communications go out and the GPS is totally broken, the truck has to at least come to a stop. If the truck catches fire, it has to at least come to a stop. So we make sure that no matter what happens, it feels safe. And safe ideally is to pull off onto a frontage road. So that's what we aim for. But if it's too broken for that, it's at least going to stop on the side of the road.

Nicholas Montgomery:
And just, just kind of, just to kind of keep diving down that. And, and I just wanted to say the, the kind of emergency pilot being able to push pause or stop the truck, et cetera, during this testing, it just reminds me of, you know, the, the school for driving that, you know, like 14 year olds in the States, for example, tend to do in most States where they have the driving proctor there to slam on a passenger side brake, if they start doing something wonky. And so I'm just picturing like a robot, a robot pilot just being controlled. But what does kind of the international expansion plans work like that with PlusAI? Like how, how do you plan to expand internationally with more of this testing, with getting more autonomous freight involved and kind of which regions make the most sense early on for that?

David Liu:
Yeah, so transportation, obviously it's a global business, uh, you know, U.S. is about a quarter of the global market. Uh, and Europe is another quarter. And then the rest of the world, uh, make up the $4 trillion, uh, heavy trucking market. Uh, so because of our OEM partnerships and many of these OEMs are global in nature. Uh, for instance, you know, Traton is in Sweden and in Germany. As far as in, uh, in the U.S., um, and IVECO who is primarily, uh, European and South America based and Hyundai that is, uh, Asian, uh, uh, truck manufacturer. Um, we have been doing, uh, steam and, uh, you know, piloting, uh, in, in four, in four continents so far, uh, in North America, Europe, Australia, as well as in Japan. So through those, uh, through those, uh, you know, testing, you know, we've gathered a lot of data. Uh, so our virtual driver is built on those data. So there it's capable of dealing with, uh, situations in all these diverse geographic areas, uh, with, with their local traffic laws and all that. So it's a super, super intelligent driver. And because of that, you know, where, you know, it enable us to, to expand internationally, uh, with, with fair, with fair ease. Um, so recently we've announced a, a partnership, uh, uh, together with IVECO to start doing a three-year pilot program with a Spanish, um, uh, fleet called SESE, uh, looking at piloting L4 trucking in Spain, uh, in the coming years. Uh, we've also, uh, recently announced a partnership with Mitsui. It's a large, uh, Japanese trading house that has, um, lots of, uh, logistic holding globally. Uh, so we're partnered with Mitsui to take the autonomous driving technology to Japan, as well as many of the other regions they have a business, uh, in. Uh, so those are some of the, our, you know, uh, near term, uh, expansion plan is looking at, you know, going into these attractive international markets where our partners already, uh, uh, having a business and there's sufficient demand in those regions.

Nicholas Montgomery:
So kind of piggyback off the, the kind of demand. I know there's also, I'm sure a lot of regulatory hoops to jump through. Or something like, so what does the current regulatory landscape really look like for autonomous trucking and what really needs to change before large scale commercial operations are possible?

David Liu:
Yeah. So first of all, you know, for the next three to five years, uh, we actually don't need, uh, any regular regulatory, uh, how it changes to operate driverless trucks in, uh, in the U S and Europe, uh, you know, these expansion areas. So most of the states in the U S, uh, already have regulation in place to allow and support, uh, driverless truck operations. So for instance, in Texas and most of Sunbelt states, uh, that's where. You know, we've been doing commercial trials, uh, and we're looking at running, start running, uh, driverless, uh, trucking operations in the, in the coming quarters, uh, it's the same situation in Europe, uh, many of the major countries in Europe also support driverless trucking operations, including Germany and Sweden and Spain and so on and so forth. Um, so from a regulation point of view, uh, you know, we are already there in terms of, uh, you know, deploying the self-driving technology, uh, into the trucking, trucking market. Uh, now obviously more can be done to, uh, to, to, to spur the growth of, uh, driverless trucking. Right. So for instance, you know, in the U.S. people are looking at having a federal framework to help, uh, regulate, uh, you know, cross state line, you know, interstate, uh, you know, transportation, you know, if you were to run, you know, driverless trucks across state line, right now it's regulated on a state by state level. So if there's a federal framework that'll, uh, smooth out, uh, a lot of these, uh, call it, uh, you know, uh, since, since, uh, in terms of getting the driverless trucks on the roads.

Nicholas Montgomery:
And so I kind of want to pivot a little bit here to, you know, the general public markets and kind of the capital aspect of something like this. Given your technology, your partnerships, especially these new ones that you've discussed coming in the new one today with trade on why pursue your public listing at a valuation that does kind of seem discounted relative to peers and competitors like Aurora and Kodiak.

David Liu:
Yeah. So first of all, uh, you know, we believe that the market will eventually set the right valuation for us. Uh, we design, uh, a attractive entry point for investors to really take part in this, uh, you know, growth of the, uh, the, this transformative autonomous vehicle market. Uh, you know, our partner, uh, Churchill Capital, uh, has had the experience of supporting, uh, you know, really innovative company to go public. So their prior example is, uh, you know, in the nuclear micro generator space, you know, they took a company called Barclay public at similar valuation to us, and now that company is, uh, you know, going to be a $14 billion in valuation. So we believe, uh, you know, the, you know, the, the market will eventually set the right valuation for us. And then the way we design the transaction is to provide. Uh, the public investor, a very, very attractive entry point to, to, to take part in our future growth.

Nicholas Montgomery:
The initial valuation aside, I guess one thing I'm really curious about too, is kind of what the scale of capital is required to reach full commercial deployment. What does that path to say cashflow positivity look like for PlusAI moving forward?

David Liu:
Yes. Our business model is a very capital light model. Um, it allow us to operate a software, uh,

SAAS like a business model with no direct vehicle capex, uh, as we transition from R&D phase into full production, both commercialization phase. So we'll need less than $200 million to reach commercial deployment and about $300 million to break even. And, you know, we're looking at, you know, transforming a trillion dollar market. Uh, so it's, uh, it's a very, very capital efficient way to make a huge impact in a, in a huge market.

Nicholas Montgomery:
And so you, you plan to go public via Churchill capital court nine, if I'm not mistaken, ticker CCI X, uh, after, after going public should investors expect additional capital raises after the fact, and how should they kind of think about potential dilution over time?

David Liu:
Yeah, through this, uh, go public transaction, we expect to raise a few hundred million dollars in capital. And this capital would enable us to reach commercial launch without needing to raise any additional capital.

Nicholas Montgomery:
Good to hear. I think that's a good point to make. That should make investors a little bit more comfortable, especially forward with something that feels pretty new. And so for PlusAI specifically, what kind of milestones or achievements matter most in driving valuation over the next, say 12 to 24 months? What is the main focus for that? For you guys.

David Liu:
So for this year, we're really focused on commercial readiness. Uh, we have the product ready. Uh, so it is about integrating and, you know, testing with our commercial customers, uh, on the fleet side, you know, along with our OEM, uh, partners. Uh, so 2026, it will be all about improving our, uh, improving our metrics, uh, improving the scale of our commercial routes, uh, adding, uh, additional, uh, you know, pilot runs, uh, and to get to commercial readiness. We're also doing, uh, you know, development work with our OEM partners to make sure that we're ready to, you know, make the hardware production, uh, uh, commercially. And then 2027 will be all about, you know, commercial launch. Um, so, you know, those are some, so for this year, the important, uh, metrics or milestones is about, you know, the scale of our commercial trial. It's about our metrics, uh, which we will be providing update on a quarterly basis. And for the end of the year, we're looking at, uh, you know, our metrics to be able to achieve, uh, commercial launch threshold. Uh, so, and then in ‘27, we're looking at starting to do commercial deployment, uh, along with the OEM partners.

Nicholas Montgomery:
Beautiful to hear. So kind of over the long run to that end, let's say we get past these introductory phases, reach this full deployment of the autonomy software. What should investors realistically expect in terms of say gross margins for an autonomy software platform?

David Liu:
Uh, so we operate a pretty pure play SaaS business. Uh, right. So we provide the software to the OEM to install on their trucks. And then we collect the offer, uh, licensing for every mile of operation. Uh, so, and then we have no cap X. So we would expect our margin structure to be very much like a SaaS business, uh, with over 85% in gross margin.

Nicholas Montgomery:
Now that is definitely a pretty number from my point of view. Sure. And I know you mentioned that you, you know, you have myriad partnerships on this, um, signed agreements to move forward with adoption. Uh, do you, do you guys also have long-term pilots set up an early revenue that might provide visibility in the future adoption, kind of, as you work toward that full launch that you mentioned in 2027?

David Liu:
Um, so our OEM partnerships are all long-term commercial agreements. Uh, so we have, you know, very long-term business plan, uh, or channel already set now we're working closely with our OEM partners, uh, you know, integration, testing, uh, and validation to prepare for a serious production in 27. And, uh, you know, along with our OEM partners, we are working with almost all of their, uh, top lead customers, um, commercial trials, right? So there is no shortage of demand for autonomous trucks coming from fleets because, you know, simply it is transformative. This is the biggest innovation since the invention of diesel engine for the transportation industry. So every fleet wants to see, to have the autonomous truck in their fleet and I see how this would impact their business, uh, fundamentally. Uh, so, you know, really, you know, our focus is, uh, producing these autonomous trucks, uh, so that they can operate safely and, and productively for the customers.

Nicholas Montgomery:
Thank you, David. And kind of to that end, I guess one question that I personally have, I, I grew up with, you know, a lot of uncles that were truckers, my, my grandfather before he passed was well over 2 million miles driven. What does it look like for the PlusAI autonomy? Say you mentioned the 24/7 ability, you know, nonstop straight line. You don't have to worry as much about sleep time for truckers, things like that. When it comes to point of delivery, well, would something like that be manually piloted at the delivery space? Or is this something that is really a goal for PlusAI as well, to be able to deliver, locate, park, everything.

David Liu:
Yeah, I think with autonomous driving technology, uh, the entire transportation infrastructure, how it operates will be different. Uh, in the coming decades, right? Think of, uh, you know, textile industry points and your, our typical factory. Right. So versus a hundred years ago, it's very labor intensive. Uh, and now if you look at modern day, uh, actually it's very productive. It's highly automated. Um, and then the type of jobs you have in the modern day factory are much better than, you know, it's different, but they're, they're much higher quality than what it was a hundred years ago. I think same thing is going to happen to the transportation industry. Where those, uh, you know, dangerous and high labor intensive jobs will be automated. But at the, you know, at the, at the end points, you know, how do you manage, uh, you know, these constructs, how you, how you dispatch and load, uh, and manage these, uh, these freights, uh, will be still controlled and managed by, by our skilled workers. I think that entire transportation infrastructure would look quite differently, uh, in, in, in a few decades compared to where it is today.

Nicholas Montgomery:
Thank you. Those are really good answers. Honestly, more than I was looking for. Uh, so, so just based on that, what you said there that are their forward looking a decade out, two decades out, how does PlusAI envision its role in this autonomy ecosystem? Will you kind of remain a pure software provider platform partner? Or do you guys think you'll be, you know, developing out into something broader than that?

David Liu:
Yeah, we intend to remain a technology enabler for the industry. You know, our true success is really measured on how much better we can make our partners to be. You know, we look at, you know, how much, uh, you know, additional revenue we can help, uh, you know, our OEM partners make, uh, how much money we can save for the end free customers, uh, and how much more efficient we can help the entire industry to operate on. So I think, uh, you know, our, our mission is to really, you know, apply the AI technology to make the world better, and that's why we named the company PlusAI to symbolize the, the positive, the plus, um, impact that we can make through utilizing, uh, the AI technology, and I think we will remain true to that.

Nicholas Montgomery:
Thank you, David. A little bit more, just kind of on general public perception on something like autonomous driving, especially in the freight industry, what's one major or two, uh, misconception that you've found, say retail investors or people in general to have about autonomous trucking that you wish they really understood better as you guys move forward with development?

David Liu:
Yeah, I think first of all, uh, most people don't realize autonomous trucking is here today. Uh, it's no longer a science fiction. Um, I think that's the first misconception or, you know, I wish people can understand better. Uh, secondly, uh, you know, we are a, a, a new company, relatively speaking, even though, you know, with, you know, we have a history of almost 10 years, you know, we are a leading player in the autonomous trucking industry. Uh, you know, we have, you know, secured, uh, distribution through many of the major global OEMs and they, they have the capability of deploying, you know, tens of thousands of, uh, autonomous trucks at scale. Uh, so I, I think that's something that, you know, we can, over time we'll, we'll get it out there in terms of our position in the industry. And, uh, you know, I, I think that the last one is, uh, uh, you know, for, for, for most of the retail investors, you know, we're setting up the, the go public transaction, uh, so that, you know, we can have the public investors really take advantage of this opportunity to have a really attractive entry point into, uh, amazing industry that's going to have tremendous growth over the, over the next few years.

Nicholas Montgomery:
Tim, is there anything from the tech side that you really wish people understood, but they might not at this point?

Tim Daly:
Um, yeah, that, that, that is a great question. I think, um, it's a little bit tongue in cheek, but I, I do want to call out that LIDAR matters. Um, so for a heavy truck, it's, it's not, uh, just, uh, some kind of entertainment thing, like, uh, an assistance system on your car or something, it's a serious piece of safety equipment, uh, and so at plus we don't scrimp on the safety equipment. We, we make sure that we have triple redundancy on everything. Uh, and one of the things I'm really looking forward to is seeing the accident statistics drop as we roll out our trucks, I think that's going to be something I can, uh, make me a happy old man.

Nicholas Montgomery:
Fair enough. And, and yeah, just like you said, it's not, we're not, we're not piloting, you know, RC cars with it. These are heavy, heavy trucks with a lot of inertia and momentum behind them when they're at speed. So it is really nice to hear that heavy focus on safety. Um, kind of on that vein, it's back to, you know, the misconceptions that retail investors may have kind of to more long-term shareholders. What's something that you might want them to keep in mind most as PlusAI moves through commercialization and scaling?

David Liu:
Yeah, I think again, you know, a few points, one, uh, there is huge demand for autonomous trucking now. Um, and, uh, our technology works, um, and it's ready for commercialization. Uh, I hope all, you know, shareholders and public investors realize that, you know, time is now and, uh, and PlusAI, we have secured a scalable distribution, uh, with, uh, with three of the world's most trusted and largest, uh, truck manufacturers. And, uh, we have a very capital efficient and sustainable and scalable model to, uh, to deploy our, our technology and make a real impact, uh, for the industry.

Nicholas Montgomery:
And so I know, as you said, autonomous trucking's already here, but in terms of really widespread use and, and deployment of this, what does your realistic timeline for widespread deployment of driverless technology? Like what's that timeline kind of look like from here?

David Liu:
Yeah, so you usually take twice as long as people think to have the initial deployment, but twice as fast. Once the deployment starts, uh, that has been true for pretty much all technology over the last few decades. Um, so, uh, you know, we've been working on this for 10 years. Um, but I think that, you know, this year is really the inflection point. So in 2026, we're working on commercial readiness. Uh, we are already working with our major OEM partners on that. I think the commercial deployment was starting in 2027, and we're going to see, you know, major market penetration in the, in the coming years.

Nicholas Montgomery:
I will really be looking forward to seeing that. Like I said, I, I grew up around a lot of trucking and so, you know, kind of making things easier in that space and, and honestly, safer is a pretty big interest of mine. It was really cool to learn a lot about this and what you guys at PlusAI are doing. Before we move to send all of our listeners into the ether of their afternoons, is there anything that you really wanted to drive home that it maybe didn't get to during my questions, uh, that you just want all of the folks listening and all potential retail investors to know about what's going on at PlusAI and what you guys are doing?

David:
No, I think we covered pretty much all of it. Uh, I think just to, to summarize and remind folks, you know, Autonomous Trucking is here, PlusAI is a leader in Autonomous Trucking and we're going public and we hope to have everybody on board to support our growth.

Nicholas Montgomery:
Tim, any final words from your point of view before we send folks off into their afternoons?

Tim Daly:
No, it's been fun. This was my first podcast ever. So thank you for that. I had a lot. I had a pretty good time. I got a couple of giggles. Oh, go ahead. I do have one thing. Uh, if you are an AI expert or know someone who is an AI expert, we're hiring. You can always use more great people at Plus.

Nicholas Montgomery:
Look at that. No, that would actually, can you imagine? How cool it would be to get a job from an interview? Well, as always, everybody, thank you for listening in today. This was a pretty interesting one from my point of view. Again, I was completely ignorant about autonomous trucking. Where can people find more information, David, about PlusAI, about the industry as a whole? Where can they learn more?

David Liu:

Yeah, you can go to our website at plus.ai.

Nicholas Montgomery:
And I was surfing around that website before we had today's panel. And there is a ton of information. There's a lot to digest, but you guys are very thorough in those postings. So I thank you for that as well. Everybody, once again, thank you for joining us today. Again, this panel was sponsored by PlusAI, joined by two of their co-founders. And both of them are extremely knowledgeable in the space. So again, check out their website, plus.ai, learn more about the investment opportunities and the timeline of going public. Their development. Outside of that, David, Tim, thanks again for sponsoring this. And thanks again for all of this information, guys. I learned a lot.

Tim Daly:
Thank you.

David Liu:
Thank you. Take care, everybody.

About PlusAI

PlusAI is an artificial intelligence company pioneering AI-based virtual driver software for factory-built autonomous trucks. Headquartered in Silicon Valley with operations in the United States and Europe, PlusAI was named by Fast Company as one of the World’s Most Innovative Companies. Partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, NVIDIA, Bosch, DSV, and Goodyear are working with PlusAI to accelerate the deployment of next-generation autonomous trucks. PlusAI announced in June 2025 that it plans to go public via a merger with Churchill Capital Corp IX (Nasdaq: CCIX). For more information, visit www.plus.ai or follow PlusAI on Linkedin, X, and YouTube.

About Churchill Capital Corp IX

Churchill IX is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill IX for their consideration. Churchill IX has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus that has been distributed to Churchill IX’s shareholders in connection with Churchill IX’s solicitation of proxies for the vote by Churchill IX’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PlusAI stockholders in connection with the completion of the proposed transaction. The Registration Statement has been declared effective by the SEC and Churchill IX has mailed a proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill IX shareholders, PlusAI stockholders and other interested persons are advised to read the proxy statement/prospectus, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, PlusAI and the proposed transaction. Shareholders may obtain a copy of the proxy statement statement/prospectus, as well as other documents filed by Churchill IX with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This transcript includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict”, “accelerate” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: expectations regarding the completion of the business combination between PlusAI and Churchill IX; estimates of customer adoption rates and usage patterns; projections regarding the value and capabilities of autonomous driving solutions; projections of development and commercialization timelines; expectations regarding PlusAI’s ability to execute its business model; expectations regarding safety and system maturity of SuperDrive; PlusAI’s deployment of virtual driver software; PlusAI’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for PlusAI to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of PlusAI and Churchill IX.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PlusAI is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PlusAI’s historical net losses and limited operating history; PlusAI’s expectations regarding future financial performance, capital requirements and unit economics; PlusAI’s use and reporting of business and operational metrics; PlusAI’s competitive landscape; PlusAI’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of PlusAI’s business plans and the potential need for additional future financing; PlusAI’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PlusAI’s reliance on strategic partners and other third parties; PlusAI’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against PlusAI or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PlusAI, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of PlusAI’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While PlusAI and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill IX, PlusAI and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction are set forth in proxy statement/prospectus filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.